U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                                 ---------------
                                                                 SEC FILE NUMBER
                                                                     0-21015
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                                                                 ---------------
                                                                  CUSIP NUMBER
                                                                    ________
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                                   (Check One)

         [ ] Form 10-K and Form 10-KSB    [ ] Form 20-F     [ ] Form 11-K

         [X] Form 10-Q and Form 10-QSB    [ ] Form N-SAR


For Periods Ended: March 31, 1999, June 30, 1999 and September 30, 1999

         [ ] Transition Report on Form 10-K

         [ ] Transition Report on Form 20-F

         [ ] Transition Report on Form 11-K

         [ ] Transition Report on Form 10-Q

         [ ] Transition Report on Form N-SAR


For the Transition Period Ended: ______________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_____________________________


PART I -- REGISTRANT INFORMATION

Full Name of Registrant:            Cell Tech International Incorporated

Former Name if Applicable:          HumaScan Inc.

Address of Principal Executive
Office: (Street and Number)         1300 Main Street

City, State and Zip Code:           Klamath Falls, Oregon 97601



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PART II -- RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x]   (a)   The reasons described in reasonable detail in Part III of
            this form could not be eliminated without unreasonable effort or expense;

[ ]   (b)   The subject annual report, semi-annual report, transition
            report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]   (c)   The accountant's statement or other exhibit required by
            Rule 12b-25(c) has been attached if applicable.

            The Company is not able to obtain an accountant's statement due to the transitioning to a new accounting firm as a direct result of the resignation on October 26, 1999 of the Company's accounting firm as noted in Part III.


PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, Form 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     Registrant had ceased operations in December of 1998 and it did not have the personnel or funds necessary to prepare the reports required for the Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. In addition, the company did not retain its public accounting firm to audit its financial statements for the calendar year ending December 31, 1998. On August 6, 1999 the Company entered into an Agreement and Plan of Reorganization as filed on Form 8-K on August 2, 1999. This report is hereby incorporated by reference. The Company now has the resources and funding necessary to bring the filings on the Annual Report on Form 10-K and the quarterly reports on Form 10-Q for the periods ending March 31, 1999, June 30, 1999 and September 30, 1999.

     On October 26, 1999, the Registrant's public accounting firm resigned as described in the Company's Form 8-K dated November 2, 1999, which is hereby incorporated by reference. On November 11, 1999, the Company appointed BDO Seidman, LLP as auditors and is now in the process of completing the audit of its financial statements for the year ended December 31, 1998. Upon completion of the audit the Company will complete its filings for the Form 10-K for 1998 and the Form 10-Q's for the periods ending March 31, 1999, June 30, 1999 and September 30, 1999.

PART IV -- OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this
     Notification:

            Donald P. Hateley             310                 576-4758
            -----------------         -----------       ------------------
                (Name)                (Area Code)       (Telephone Number)


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(2)  Have all other periodic reports required under Section 13 or 15(d) of the
     Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [ ] Yes [X] No

     Registrant has not filed its Annual Report on Form 10-K for the calendar year ended December 31, 1998.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [x] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant terminated its business operations in December 1998 due to insufficient working capital. Consequently, the Registrant's financial statements for 1998 are expected to show that the Registrant's losses continued during the year, that its assets were substantially depleted, and that it was no longer a going concern until it entered into the Agreement and Plan of Reorganization as filed on Form 8-K dated Aug 2, 1999.



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                      CELL TECH INTERNATIONAL INCORPORATED
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: November 11, 1999                        By:
                                                   ----------------------------
                                                   Marta C. Kollman
                                                   Chief Executive Officer and
                                                   President